VEON announces revised technology infrastructure partnership with Ericsson Amsterdam, 25 February 2019 – VEON Ltd. (NASDAQ and Euronext Amsterdam: VEON), a leading global provider of connectivity and internet services, announces a revised arrangement with Ericsson to upgrade its core IT systems in several countries in the coming years and to release Ericsson from the development and delivery of the Full Stack Revenue Manager Solution. The parties have signed binding terms to vary the existing agreements and as a result VEON will receive USD 350 million during the first half of 2019. This revised arrangement enables VEON to continue upgrading IT infrastructure with new digital business support systems (DBSS) using existing software from Ericsson which is already deployed in certain operating companies within VEON. This upgrade is expected to support the creation of a more personalised, richer experience of VEON’s services for customers and, over time, reduce overall operating costs. Yogesh Malik, VEON’s Group Chief Technology Officer, commented: "With Ericsson's support, we have successfully digitised the core of our operations in Algeria and Georgia during the past year, and can see its positive impact. This revised arrangement is a further sign that VEON is fully committed to introducing best-in-class IT platforms in all of our markets.” ABOUT VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services. For more information visit www.veon.com DISCLAIMER This release contains "forward-looking statements", as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding the ability to successfully execute operating model, development plans, such as that of our IT Infrastructure, and related transactions. Forward- looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain, or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. VEON CONTACTS Investor Relations Communications Richard James Kieran Toohey ir@veon.com pr@veon.com Tel: +31 20 79 77 200 Tel: +31 20 79 77 200